Exhibit 99.1

GFL Environmental Announces Issuance of 6,219,896 Subordinate Voting Shares on Conversion of Series A Preferred Shares

MIAMI BEACH, FL, November 12, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that HPS Investment Partners, LLC (“HPS”), on behalf of the holders of the Company’s Series A perpetual convertible preferred shares (“Series A Preferred Shares”), has provided notice of conversion of 4,867,006 Series A Preferred Shares for 6,219,896 subordinate voting shares. Following the conversion, no Series A Preferred Shares will remain outstanding. The subordinate voting shares issued on conversion of the Series A Preferred Shares were sold by funds managed by HPS in a block trade, at a price of US$42.73 per share.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 19 U.S. states. GFL has a workforce of more than 17,000 employees across its organization.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2025 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com